Direct Line 852 2680 8805
Direct Fax 852 2680 8860

BY REGISTERED POST

[redacted]

07026891

14 September 2007

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Room 3099
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

RECEIVED
2007 SEP 25 A 5:12

Attention: Ms Sandra Folsom

SUPPL

Dear Sirs,

SCMP Group Limited (Exemption No. ~~33-51010~~)

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Interim Results for the Six Months Ended 30 June 2007

The Interim Report 2007 will be available by the end of September and dispatched to you by then.

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED
SEP 2 6 2007
THOMSON
FINANCIAL

9/25

Vera Leung
Legal Counsel & Company Secretary

Enclosure

VL/jc

CoSec\Interim 2007\Announcement-Distribution.doc

SCMP Group Limited
SCMP集團有限公司 *
(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

RECEIVED
2007 SEP 25 A 5:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Interim Results Announcement for the Six Months Ended 30 June 2007

INTERIM RESULTS

The Directors of SCMP Group Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its group of companies (the "Group") for the six months ended 30 June 2007 as follows:

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	(Unaudited) 30 June 2007 HK$'000	(Audited) 31 December 2006 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**552,510**	566,953
Investment properties		**773,800**	773,800
Lease premium for land		**32,099**	32,609
Intangible assets		**33,024**	34,920
Interests in associates		**58,005**	53,169
Available-for-sale financial assets		**207,596**	208,516
Defined benefit plan's assets		**43,709**	39,611
		1,700,743	1,709,578
Current assets			
Inventories		**26,977**	29,252
Accounts receivable	3	**258,457**	281,771
Prepayments, deposits and other receivables		**14,924**	17,028
Cash and bank balances		**212,300**	255,306
		512,658	583,357
Total assets		**2,213,401**	2,292,935
EQUITY			
Capital and reserves			
Share capital	4	**156,095**	156,095
Reserves		**1,578,638**	1,523,737
Proposed dividend		**124,876**	202,923
		1,703,514	1,726,660
Shareholders' funds		**1,859,609**	1,882,755
Minority interests		**18,948**	11,832
Total equity		**1,878,557**	1,894,587

	Notes	(Unaudited) 30 June 2007 HK$'000	(Audited) 31 December 2006 HK$'000
LIABILITIES			
Non-current liabilities			
Long-term bank loan, unsecured		**17,000**	17,000
Deferred income tax liabilities		**109,422**	111,833
		126,422	128,833
Current liabilities			
Accounts payable and accrued liabilities	*5*	**114,031**	149,881
Subscriptions in advance		**18,408**	23,037
Current income tax liabilities		**56,806**	81,672
Short-term bank loan, unsecured		**2,060**	1,990
Bank overdraft, secured		**17,117**	12,935
		208,422	269,515
Total liabilities		**334,844**	398,348
Total equity and liabilities		**2,213,401**	2,292,935
Net current assets		**304,236**	313,842
Total assets less current liabilities		**2,004,979**	2,023,420

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	(Unaudited) For the six months ended 30 June 2007 HK$'000	2006 HK$'000 (Restated)
Revenue	2	**632,860**	583,167
Other income		**2,091**	2,150
Staff costs		**(191,001)**	(180,594)
Cost of production materials		**(88,271)**	(86,040)
Rental and utilities		**(21,541)**	(16,920)
Depreciation and amortisation		**(29,149)**	(32,434)
Advertising and promotion		**(16,821)**	(16,015)
Other operating expenses		**(71,674)**	(73,034)
Gain on disposal of available-for-sale financial assets		**1,370**	–
Operating profit	2	**217,864**	180,280
Net interest income	6	**3,163**	622
Share of profits of associates		**943**	2,895
Profit before income tax		**221,970**	183,797
Income tax expense	7	**(39,710)**	(33,202)
Profit for the period		**182,260**	150,595
Attributable to:			
Shareholders		**175,000**	146,530
Minority interests		**7,260**	4,065
		182,260	150,595
Dividend			
Proposed interim dividend of HK8 cents per share (2006: HK6 cents per share)	8	**124,876**	93,657
Earnings per share			
Basic and diluted	9	**11.21 cents**	9.39 cents

1. Basis of preparation and accounting policies

The unaudited condensed consolidated interim financial statements ("interim financial statements") are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim financial statements should be read in conjunction with the 2006 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006.

Certain comparative figures in the income statement for the six months ended 30 June 2006 have been reclassified to conform to current period's presentation. This reclassification had no impact to the results of the Group for the six months ended 30 June 2006.

HKICPA has issued a number of new standards, amendments to standards and interpretations that are effective for accounting periods beginning on or after 1 January 2007. The Group has carried out an assessment of these standards, amendments and interpretations and considered that they have no significant impact on these interim financial statements.

2. Segment information

The Company acted as an investment holding company during the period. The principal activities of the Group comprised the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications, property investment, video and film post-production, and music publishing.

Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group's revenue and contribution to operating profit by principal activity:

	(Unaudited) Revenue for the six months ended 30 June		**(Unaudited) Contribution to operating profit for the six months ended 30 June**	
	2007	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000* (Restated)
Newspapers, magazines and other publications	**613,270**	561,099	**210,208**	174,320
Investment properties	**8,921**	8,692	**6,754**	6,346
Video and film post-production	**9,393**	10,278	**128**	(1,434)
Music publishing	**1,276**	3,098	**774**	1,048
Total	**632,860**	583,167	**217,864**	180,280

3. **Accounts receivable**

The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of accounts receivable by due date is as follows:

	(Unaudited) 30 June 2007		(Audited) 31 December 2006	
	Balance	**Percentage**	Balance	Percentage
	HK$'000	***%***	*HK$'000*	*%*
0 to 30 days	**212,361**	**81.3**	190,835	66.9
31 to 60 days	**14,631**	**5.6**	49,473	17.3
61 to 90 days	**23,793**	**9.1**	31,811	11.1
Over 90 days	**10,423**	**4.0**	13,223	4.7
Total	**261,208**	**100.0**	285,342	100.0
Less: Accumulated impairment losses	**(2,751)**		(3,571)	
	258,457		281,771	

4. **Share capital**

	(Unaudited) 30 June 2007	(Audited) 31 December 2006
	HK$'000	*HK$'000*
Authorised:		
5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid:		
1,560,945,596 (2006: 1,560,945,596) shares of HK$0.10 each	**156,095**	156,095

5. **Accounts payable and accrued liabilities**

An ageing analysis of the accounts payable is as follows:

	(Unaudited) 30 June 2007		(Audited) 31 December 2006	
	Balance	**Percentage**	Balance	Percentage
	HK$'000	***%***	*HK$'000*	*%*
0 to 30 days	**22,272**	**85.8**	29,888	80.2
31 to 60 days	**1,039**	**4.0**	4,436	11.9
61 to 90 days	**376**	**1.5**	333	0.9
Over 90 days	**2,267**	**8.7**	2,609	7.0
Total accounts payable	**25,954**	**100.0**	37,266	100.0
Accrued liabilities	**88,077**		112,615	
Total accounts payable and accrued liabilities	**114,031**		149,881	

6. Net interest income

	(Unaudited) For the six months ended 30 June	
	2007	2006
	HK$'000	*HK$'000*
Interest income on bank deposits	**3,992**	2,382
Interest expense on bank loans and overdraft	**(829)**	(1,760)
	3,163	622

7. Income tax expense

	(Unaudited) For the six months ended 30 June	
	2007	2006
	HK$'000	*HK$'000*
Current income tax		
Hong Kong profits tax	**41,857**	34,964
Overseas taxation	**264**	347
Deferred income tax	**(2,411)**	(2,109)
	39,710	33,202

Hong Kong profits tax has been provided for at a rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

8. Dividend

A 2006 final dividend of HK13 cents per share, totalling HK$202,923,000 was paid in May 2007. A 2005 final dividend of HK10 cents per share, totalling HK$156,095,000 was paid in May 2006.

The Directors have declared an interim dividend of HK8 cents per share (2006: HK6 cents per share), amounting to HK$124,876,000 (2006: HK$93,657,000), for the period.

9. Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the period attributable to shareholders of HK$175,000,000 (2006: HK$146,530,000) and 1,560,945,596 (2006: 1,560,945,596) shares in issue during the period.

As at 30 June 2007, there were share options outstanding that enable holders to subscribe for 6,463,000 shares (2006: 7,033,000 shares) in the Company. These share options could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

MANAGEMENT DISCUSSION AND ANALYSIS

Operating Results of the Group

Net profit for the first half of 2007 was $175.0 million, an increase of 19% or $28.5 million over the first half of 2006, mainly due to the strong advertising sales.

(HK$ millions, except per share amounts)	For the six months ended 30 June **2007**	2006	% Change
Revenue	**632.9**	583.2	9
Staff costs	**(191.0)**	(180.6)	6
Production costs	**(88.3)**	(86.0)	3
Rental and utilities	**(21.5)**	(16.9)	27
Advertising and promotions	**(16.8)**	(16.0)	5
Other operating expenses	**(71.7)**	(73.1)	(2)
Operating costs before depreciation and amortisation	**(389.3)**	(372.6)	4
Depreciation and amortisation	**(29.2)**	(32.4)	(10)
Operating profit from principal activities	**214.4**	178.2	20
Other income	**2.1**	2.1	–
Gain on disposal of available-for-sale financial assets	**1.4**	–	*
Operating profit	**217.9**	180.3	21
Net interest income	**3.2**	0.6	*
Share of profits of associates	**0.9**	2.9	(69)
Income tax expense	**(39.7)**	(33.2)	20
Minority interests	**(7.3)**	(4.1)	78
Profit attributable to shareholders	**175.0**	146.5	19
Earnings per share (HK cents)	**11.2**	9.4	19

** Represents a change in excess of 100%*

Operating Costs and Expenses

Operating costs before depreciation and amortisation increased 4% or $16.7 million. Staff costs increased 6% or $10.4 million due to higher bonus provision and severance payment. Average newsprint cost rose 5% from US$604 to US$635 per metric ton. The current market price of 48.8gsm newsprint is US$570 per metric ton. Rental and utilities expenses rose 27% or $4.6 million largely due to the higher lease renewal of office premises.

Financial Review by Business

Publishing

The Newspaper Publishing revenues grew 10% and accounted for 86% of turnover of the Group. EBITDA margin and operating profit margin improved as a result of strong notices advertising with high margins and sustained growth in display revenue.

The un-audited circulation of *South China Morning Post* and *Sunday Morning Post* was stable in the first half of 2007.

Display advertising revenue increased by 7%, compared with a 1.5% increase in newspaper ad spend in Hong Kong *(source: Admango)*. Ad yield rose 5% and ad volume was 2% higher.

Classified advertising rose 14% with notices advertising revenue achieving a record high in the first half this year. Total notices revenue increased by 31%, within which IPO revenue went up by 83% and accounting for 46% of total notices revenue. Print recruitment advertising revenue increased 2.5% mainly driven by volume, on the back of a 1.6% growth in recruitment advertisements in major publications in the first half of 2007. Online recruitment revenue continued to show double digit growth.

Classifiedpost.com underwent a complete revamp to provide a more user-friendly interface and more advanced functionalities to job seekers and advertisers. With the launch of the new site in April 2007, page view was up by 10% year-on-year.

Scmp.com website also undertook a complete overhaul, enabling greater integration between the paper and the website by boosting its content with more multimedia, personalisation, mobile WAP access and interactive functions. The website was re-launched in May 2007 and had approximately 18,300 subscribers as of end June.

Magazine Division reported a 68% increase in net profit mainly from the strong performance of *Cosmopolitan* and *Harper's Bazaar*. Reflecting the strong momentum of consumer spending, the Hearst's titles showed impressive growth in advertising revenue.

The main challenge for the magazine market in Hong Kong is to improve or sustain its circulation. Low cover price and free cover mounts have proven to be effective. Competitors will continue using this expensive method to increase readership. The higher cost of maintaining circulation and slower growth rate in advertising revenue will create pressure on profitability.

In China, our magazine operation is focused on securing ad pages. Despite the very competitive market, ad revenue doubled in the first half of 2007 due to broader recognition and acceptance by clients of the magazine's name and editorial quality.

Investment Properties

Rental income was stable as higher contribution from billboards this year offset the loss in rental from the expiry of TV City lease in early 2006.

Video and Film Post-production

The division recorded a loss of $2.6 million as the Group recognised a $2.3 million loss in taking up the share of losses from minority interests. This restructuring results in VFP becoming a wholly owned subsidiary of SCMP Group.

Demand for documentary tapes production in Hong Kong remains strong. However, tape transfer businesses continue to suffer from the weak local film market and TV commercial market is still dominated by big players. In view of the keen competition and poor business outlook, the operation in Guangzhou was closed in July 2007.

Music Publishing

Capital Artists reported a net profit of $0.8 million. Revenue was mainly generated from the conclusion of several licensing deals in the first half of 2007.

Liquidity and Capital Resources

Overview

As at 30 June 2007, the Group had total borrowings of $36.2 million. Of this amount, a $17.0 million floating rate loan denominated in Hong Kong dollars is payable within three years. The balance comprises of a $17.1 million bank overdraft and a $2.1 million short-term revolving bank loan denominated in Renminbi payable within one year. The Group's cash and bank balances were held predominantly in Hong Kong dollars and the Group had no significant exposure to foreign exchange fluctuations.

As at 30 June 2007, the Group had no gearing (after deducting bank balances and deposits). The ratio of current assets to current liabilities was 2.5 times compared with 2.2 times as at 31 December 2006.

The Group expects its opening cash balances, cash generated from operations and fund available from external sources to be adequate to meet its working capital requirements, repay bank loans, finance planned capital expenditures and pay dividends.

Operating Activities

The newspaper publishing business continues to deliver strong results and remains as the major source of the Group's cash flow from operating activities. For the six months ended 30 June 2007, cash flow from operating activities was $160.0 million compared with $141.4 million for the same period last year.

Investing Activities

Net cash used for investing activities for the six months ended 30 June 2007 was $3.4 million, about the same level as last year. Cash was mainly used to pay for capital expenditures, total $12.3 million was spent on systems enhancement, office renovation, production and computer equipment and replacement items. These cash outflows were partially offset by interest income, proceeds from the disposal of listed investments and dividend income.

Financing Activities

Net cash used for financing activities was $203.8 million mainly for the payment of final dividend for 2006.

OUTLOOK

First half results have been encouraging, given the strong economy and active investment market. Unemployment rate in the second quarter of 2007 was at its lowest level in the past nine years. Management is positive that these favorable economic conditions will continue in the second half of the year.

Print's recruitment revenue is expected to be maintained, despite the shifting trend towards online recruitment, however, notices revenue will be affected by the change in Hong Kong listing rules in the second half year.

STAFF

As at 30 June 2007, the Group had 1,032 employees compared with 1,016 as at 31 December 2006. Salaries of employees are maintained at competitive levels while discretionary bonuses are granted based on individual and the Group's business performance. Other employee benefits include provident fund, medical insurance and share option schemes.

INTERIM DIVIDEND

The Directors have declared an interim dividend of HK8 cents per share, amounting to HK$124,876,000, payable to shareholders whose names appear on the Register of Members of the Company on Monday, 8 October 2007 and payable on Thursday, 11 October 2007.

BOOK CLOSURE

The Register of Members of the Company will be closed from Wednesday, 3 October 2007 to Monday, 8 October 2007, both days inclusive. All transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Tuesday, 2 October 2007 so as to qualify for the interim dividend.

DIRECTORS

The Directors of the Company during the six months ended 30 June 2007 and up to the date of this announcement were:

Executive Directors	
Mr. Kuok Khoon Ean	Chairman
Ms. Kuok Hui Kwong	
Non-executive Directors	
Mr. Roberto V. Ongpin	Deputy Chairman
Tan Sri Dr. Khoo Kay Peng	
Mr. Robert Ng Chee Siong	(retired on 28 May 2007)
Independent Non-executive Directors	
The Hon. Ronald J. Arculli	
Mr. Peter Lee Ting Chang	
Dr. The Hon. Sir David Li Kwok Po	
Mr. Wong Kai Man	(appointed on 2 April 2007)

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the six months ended 30 June 2007.

CORPORATE GOVERNANCE

The Board of Directors (the "Board") and management are committed to upholding the Group's obligations to shareholders. We regard the promotion and protection of shareholders' interests as one of our priorities and keys to success.

Over the years, the Group has put in place sound corporate governance practices to ensure it adheres to the highest ethical and business standards. The key test of corporate governance practices is if they align the interests of management with those of shareholders to adequately protect and promote shareholders' interests. The Group constantly reviews these guidelines and policies and implements new ones to ensure they remain relevant and practical in today's fast changing business environment and market expectations.

The corporate governance principles adopted by the Group during the six months ended 30 June 2007 are in line with the corporate governance statement as set out in the Company's 2006 Annual Report. The Group's corporate governance practices comply with all the code provisions of the Code on Corporate Governance Practices ("Stock Exchange Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") except where stated and explained below. The Group also adheres to the recommended best practices of the Stock Exchange Code insofar as they are relevant and practicable.

The Group has an Executive Chairman. No individual has been appointed as a chief executive officer. The Executive Chairman oversees the management of the Board and the Group's business with the assistance of the Group's senior management team. The Executive Chairman oversees the overall management of the Group. Other functions normally undertaken by a chief executive officer of a company are delegated to members of the Group's senior management team.

This structure deviates from the relevant code provision of the Stock Exchange Code that requires the roles of the chairman and chief executive officer to be separate and not performed by the same individual. The Board has considered this matter carefully and decided not to adopt the provision. The Board believes that the current management structure has been effective in facilitating the operation and development of the Group and its business for a considerable period of time and that the necessary checks and balances consistent with sound corporate governance practices are in place. The Board consists of high calibre individuals who have many years of experience in serving public companies and who are highly committed to the good running of the Group. Accordingly, the Board does not believe the Group should change its current management structure. However, the Board will review the management structure from time to time to ensure it continues to meet these objectives.

AUDIT COMMITTEE

The Company established an Audit Committee in 1998 with written terms of reference. The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang, The Hon. Ronald J. Arculli and Sir David Li Kwok Po. The Audit Committee met once in the first six months of 2007. The Audit Committee has reviewed the Group's unaudited interim results for the six months ended 30 June 2007. Mr. Wong Kai Man, Independent Non-executive Director, was appointed as an additional member of the Audit Committee on 13 September 2007.

REMUNERATION COMMITTEE

The Company established a Remuneration Committee in 2000 with written terms of reference. The Remuneration Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli, and the Executive Chairman, Mr. Kuok Khoon Ean.

NOMINATION COMMITTEE

The Company established a Nomination Committee in 2005 with written terms of reference. The Nomination Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli, and the Executive Chairman, Mr. Kuok Khoon Ean.

On Behalf of the Board
KUOK Khoon Ean
Chairman

Hong Kong, 13 September 2007

The Company's Interim Report 2007 containing all the information required by the Listing Rules will be published on Hong Kong Exchanges and Clearing Limited's website in due course and will be dispatched to shareholders before end of September 2007.

This interim results announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk under "Latest Listed Company Information" and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *For identification purpose only*

END